Exhibit (a)(11)
Form of E-mail to Participating Eligible Employees Regarding Expiration of the Offer
Lear Corporation (the “Company”) is pleased to announce that we have completed the Offer to Eligible Employees to exchange Eligible RSUs for a SAR and/or Notional Cash Account Credit, as described in the Offer to Exchange Eligible RSUs, dated August 14, 2008, as amended and supplemented by the Supplement to Offer to Exchange Eligible RSUs, dated August 27, 2008, which previously were distributed to you. This e-mail serves as notice to you that we have accepted your Tendered RSUs for exchange and constitutes a binding agreement between you and the Company, pursuant to the terms and conditions of the Offer.
Upon expiration of the Offer, the Company accepted for exchange 75,084.46 Eligible RSUs from 72 participating Eligible Employees, representing 32% of the Eligible RSUs that were subject to the Offer. In exchange for the Tendered RSUs, Lear issued 181,929.55 cash-settled SARs and $246,901.31 of Notional Cash Account Credits to participating Eligible Employees.
We will distribute paperwork to you in the near future reflecting the new investment alternatives that you elected pursuant to the Offer, as applicable. When you receive this paperwork, please take the time to review it carefully. If you have any questions or if you need any further assistance relating to this matter or the paperwork that you receive, you may contact Thom Polera at (248) 447-1832 or Tracie Kelp at (248) 447-1834.